SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission file number:   0-29208

Arris Resources Inc. (formerly Bassett Ventures Inc.)

 (Translation of registrant’s name into English)

1250 West Hastings Street, Vancouver, BC  V6E 2M4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes            No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes            No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes     X       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-29208

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management Discussion and Analysis for the Quarter Ended June 30, 2009
99.2	Interim Financial Statements for the Quarter Ended June 30, 2009
99.3	Form 52-109FV2 - Certification of Interim Filings - CEO
99.4	Form 52-109FV2 - Certification of Interim Filings - CFO
99.5	News release: Court Approval of Arrangement and Share Distribution
99.6	News Release: Early warning
99.7	Early warning report NI 62-104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Arris Resources Inc.

(Registrant)

Date:   September 4, 2009

By:

         /s/ “Lucky Janda”

Lucky Janda, Director